UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of December 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Paris, December 21, 2009,

FRAMEWORK AGREEMENT
CAISSE DES DEPOTS – VEOLIA ENVIRONNEMENT - RATP
ON THE VEOLIA TRANSPORT / TRANSDEV MERGER
AND THE EXIT OF RATP FROM TRANSDEV

Caisse des Dépôts and Veolia Environnement announced today that a new step had been reached in their discussions regarding the merger of their subsidiaries, Transdev and Veolia Transport, to create a worldwide leader in passenger transportation and mobility.

Following the completion of standard due diligence investigations and on the basis of homogeneous multi-criteria valuation methods, Caisse des Dépôts and Veolia Environnement have reached a framework agreement for the merger, which covers the financial structure of the new group. This framework agreement will be presented to the relevant administrative authorities and corporate bodies of the parties, and to the relevant employee representative bodies for the purpose of their information and consultation.

RATP has confirmed that, prior to the merger of Veolia Transport and Transdev, it would exchange its 25.6% stake in Transdev for certain French and international assets of Transdev and Veolia Transport, for a total value equal to that of its stake, and in accordance with the industrial project of the new entity. RATP, Caisse des Dépôts and Veolia Environnement will continue their discussions relating to the assets to be transferred to RATP, it being specified that they are confident in their ability to rapidly reach an agreement on this point. This framework agreement will be presented to their relevant administrative authorities and corporate bodies and to relevant employee representative bodies for the purpose of their information and consultation.

Based on the foregoing, Caisse des Dépôts and Veolia Environnement have decided to extend the exclusivity period for their discussions toward the conclusion of definitive agreements.

The merger of Veolia Transport and Transdev would be carried out by way of contribution of Veolia Transport and Transdev to a new entity, initially called Veolia-Transdev, held by Veolia Environnement (50%), acting as the industrial operator of the new group so as to retain transportation as a key component of its environmental services, and by Caisse des Dépôts (50%), acting as long-term strategic shareholder.

Prior to the completion of the transaction, Caisse des Dépôts would subscribe to a capital increase of Transdev of €200m.

The new group would then be listed through a capital increase, as soon as market conditions permit.

The new group would rank among world leaders in passenger transportation and mobility, with revenues of c. €8bn, and a workforce of over 120,000. It would have an outstanding geographic complementary fit in France, Europe and the rest of the world, with expertise in all transport means. The new group’s positioning should enable it to generate major development synergies.  Additionally, the new group would benefit from the strengths of its two main shareholders.

Through this transaction, RATP would become the third largest French player in urban transportation (excluding the greater Paris region) and would substantially strengthen its European footprint. It would thus pursue the implementation of its industrial project and increase its ability to continue its development by leveraging its know-how.

*

Once completed, the merger of Transdev and Veolia Transport would be subject to a decision by the Directeur Général of Caisse des Dépôts, after consultation with the Investment Committee of Caisse des Dépôts’ Supervisory Board, and by the Board of Directors of Veolia Environnement.

The transaction will be subject to governmental authorisation upon clearance by the French Commission des Participations et des Transferts. It will also be subject to prior authorisation by antitrust authorities.

It is important to note that no agreement has been reached by the parties at this stage and that discussions will continue following the information and consultation of relevant employee representative bodies. Veolia Environnement shall inform the markets of further developments in accordance with applicable regulations.

UImportant Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that combinations may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Terri Anne Powers  – Tel 1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

Caisse des Dépôts: Philippe Joyeux  HUphilippe.joyeux@caissedesdepots.frUH   tél : + 33 1 58 50 40 00

RATP:  Ariane Ramboer  HUariane.ramboer@ratp.frUH tél : + 33 1 58 78 37 37

UAppendix

Key financials of Veolia Transport and Transdev

Veolia Transport

Millions of €	2008	H1 2008	H1 2009
Revenues	5,867	2,887	2,973
Cash flows from operations	290	142	160
Recurring EBIT	132	62	78

Note: The Financial statements for 2008 and H1 2008 were adjusted for the Fret activity in order to facilitate a comparison of the periods.
On December 31 2008, Veolia Transport’s net financial debt stood at €1594m.

Transdev

Millions of €	2008	H1 2008	H1 2009
Revenues	2,271	1,121	1,259
Cash flows from operations	130	71	120
Recurring EBIT	47	29	60

Note: Figures are before RATP‘s exit

On December 31 2008, Transdev’s net financial debt stood at €415m (excluding debt relating to the €125m put option held by minority shareholders).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 21, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Antoine Frérot
Name: Antoine Frérot Title: CEO